Exhibit 99.1

Pembina Pipeline Corporation Announces Expansion of Horizon Pipeline System

CALGARY, June 4, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that it will expand its existing Horizon Pipeline System ("Horizon") (the "Horizon Expansion") for an estimated capital cost of approximately $125 million.

The Horizon Expansion will increase the pipeline's capacity up to 250,000 barrels per day, which will be achieved predominantly through the upgrading of mainline pump stations and other facility modifications, as required. Subject to regulatory and environmental approvals, the Horizon Expansion is expected to be in service mid-2016.

Andrew Gruszecki, Pembina's Vice President, Oil Sands & Heavy Oil, commented: "The Horizon Expansion reinforces the strategic nature of Pembina's existing Oil Sands & Heavy Oil asset base. Furthermore, the Horizon Expansion, which is underpinned by a long-term agreement, will be beneficial to our shareholders by adding to our growing cost-of-service, low-risk cash flow streams."

Horizon, a 513 kilometre pipeline, was originally commissioned in 2008 and built to connect Canadian Natural Resources Limited's Horizon Oil Sands facility to refineries, export pipelines and other delivery locations in the Edmonton area. Horizon is operated under the terms of a 25-year fixed return contract, which expires in 2034.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in service dates, and operations with respect to the Horizon Expansion; and anticipated transportation strategies and services. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the Horizon Expansion; that Pembina will obtain required regulatory approvals on a timely basis; maintenance of operating margins; anticipated changes in interest rates, foreign currency exchange, inflation rates and commodity prices; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions, and the inability to obtain required regulatory approvals; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; non-performance or default by counterparties; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 13:11e 04-JUN-15